As filed with the Securities and Exchange Commission on October 27, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
Under Schedule B of
THE SECURITIES ACT OF 1933

Japan Finance Organization for
Municipalities
(Issuer)
Japan

(Guarantor)
(Names of Registrants)

Shisei Kaikan (Municipal Research Building)
1-3 Hibiya Koen
Chiyoda-ku
Tokyo 100-0012, Japan
(Address of Principal Executive Office of Japan Finance Organization for Municipalities)

Names and addresses of Duly Authorized Representatives:

For the Issuer: Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19711	For the Guarantor: Osamu Nakamura Ministry of Finance, Government of Japan New York Representative Office 140 Broadway, 18th Floor New York, New York 10005

Copies to:
Garth W. Bray, Esq.
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

     Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

Title of
Each Class
of Securities		Proposed Maximum	Proposed Maximum	Amount of
to be	Amount Being	Offering Price	Aggregate Offering	Registration
Registered	Registered(1)	Per Unit(1)	Price(1)	Fee(1)

Debt Securities	—	—	—	—

Guarantee of Japan	—	—	—	—

(1)	No new securities are being registered under this Registration Statement
     The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and Supplements to such Prospectus will be used in connection with $680,372,392 of Debt Securities registered under the Japan Finance Corporation for Municipal Enterprises’ Registration Statement No. 333-123757. Japan Finance Organization for Municipal Enterprises was established on August 1, 2008 and succeeded to all of the assets, and assumed all of the obligations of its predecessor, Japan Finance Corporation for Municipal Enterprises on October 1, 2008. Japan Finance Organization for Municipal Enterprises changed its name to Japan Finance Organization for Municipalities on June 1, 2009.
     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On October 1, 2008, Japan Finance Organization for Municipal Enterprises succeeded to all of the assets, and assumed all of the obligations, of its predecessor, Japan Finance Corporation for Municipal Enterprises (the “Predecessor”), pursuant to the Japan Finance Organization for Municipal Enterprises Law (Law No. 64 of May 30, 2007), as amended. Japan Finance Organization for Municipal Enterprises changed its name to Japan Finance Organization for Municipalities (“JFM”) on June 1, 2009.

This registration statement contains a prospectus, consisting of a cover page, page ii and pages 1 through 11 relating to debt securities of JFM and guarantees of Japan. A maximum aggregate principal amount of US$680,372,392 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this Registration Statement. All of such aggregate principal offering amount was previously registered under the Predecessor’s Registration Statement No. 333-123757.

JFM offers its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this Registration Statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules of the Commission.

The information in this prospectus is not complete and may be changed. Japan Finance Organization for Municipalities may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2009

PROSPECTUS

Japan Finance Organization for
Municipalities
(Issuer)

Japan
(Guarantor)

$680,372,392
Debt Securities

Japan Finance Organization for Municipalities (“JFM”) may offer any combination of debt securities from time to time in one or more offerings. JFM will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2009.

Page

ABOUT THIS PROSPECTUS	ii
WHERE YOU CAN FIND MORE INFORMATION	1
JAPAN FINANCE ORGANIZATION FOR MUNICIPALITIES	1
JAPAN	3
APPLICATION OF PROCEEDS	3
DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE	3
PLAN OF DISTRIBUTION	10
AUTHORIZED AGENTS IN THE UNITED STATES	11
VALIDITY OF SECURITIES	11
FURTHER INFORMATION	11
EX-99.A
EX-99.B
EX-99.E
EX-99.F
EX-99.G.a
EX-99.H
EX-99.I
EX-99.J

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that JFM and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JFM may, from time to time, sell debt securities (“Debt Securities”) described in this prospectus in one or more offerings up to a total dollar amount of $680,372,392. This prospectus provides you with a general description of the Debt Securities JFM may offer. Each time JFM sells Debt Securities under this shelf process, JFM will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and the relevant prospectus supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of JFM, Japan or the underwriters of the Debt Securities to which any particular prospectus supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this prospectus or such a prospectus supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JFM, Japan or such underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

ii

WHERE YOU CAN FIND MORE INFORMATION

JFM and Japan file, and JFM’s predecessor, Japan Finance Corporation for Municipal Enterprises (the “Predecessor”), and Japan have filed, annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JFM, the Predecessor and Japan, and may be accompanied by exhibits. You may read and copy any document JFM and Japan file, and the Predecessor and Japan have filed, with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.

The Commission allows JFM and Japan to “incorporate by reference” the information JFM and Japan file, and the Predecessor and Japan have filed, with the Commission, which means that JFM and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JFM and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:

•	The Predecessor’s Annual Report on Form 18-K for the year ended March 31, 2008, filed on September 29, 2008; and

•	Japan’s Annual Report on Form 18-K for the year ended March 31, 2009, filed on September 17, 2009.

Each time JFM or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. JFM and Japan have not authorized anyone else to provide you with different or additional information. JFM and Japan are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JFM. Written requests for such documents should be directed to Japan Finance Organization for Municipalities, Shisei Kaikan (Municipal Research Building), 1-3 Hibiya Koen, Chiyoda-ku, Tokyo 100-0012, Japan, Attention: Funds Division, Funds and Accounting Department. JFM’s Funds Division telephone number is 81-3-3539-2696. The Internet site of JFM is www.jfm.go.jp. The information on the website is not incorporated by reference into this prospectus.

JAPAN FINANCE ORGANIZATION FOR MUNICIPALITIES

JFM was established on August 1, 2008 under the name Japan Finance Organization for Municipal Enterprises as a juridical person capitalized only by local governments, and succeeded to substantially all the assets, and assumed all of the obligations of, the Predecessor on October 1, 2008 pursuant to the Japan Finance Organization for Municipalities Law (Law No. 64 of May 30, 2007), as amended (the “JFM Law”). Also pursuant to the JFM Law, the Predecessor was dissolved effective October 1, 2008. JFM changed its name to “Japan Finance Organization for Municipalities” on June 1, 2009.

Except as otherwise described below, JFM conducts its affairs in essentially the same manner as the Predecessor did.

Purpose and Authority

Under the JFM Law, JFM’s objective is to contribute to the sound financial operation of local governments and to improve the welfare of local residents by providing long-term funding at low interest rates to local governments with respect to their general account-related projects as well as to municipal enterprises, and also by supporting funding by local governments from capital markets, in order to efficiently and effectively acquire such funding. Municipal enterprises are departments within local governments which undertake public service activities, such as water supply, sewerage, hospital facilities and transportation, which are accounted for independently from general services like social welfare and education.

Government Control and Supervision

JFM’s capital is contributed by all of Japan’s local governments — 47 prefectures as well as government-designated cities, special wards of Tokyo, towns and villages. JFM is subject to control and supervision of the local governments through the Representative Board, which consists of members nominated by the local governments. There are six members, three of which are heads of local governments (governors of prefectures or mayors of cities, towns or villages) and the other three are individuals knowledgeable in economics, finance, law and accounting as well as the affairs of local administrations and their finances. The term of each member is three years. The Representative Board appoints JFM’s President and Chief Executive Officer and Corporate Auditors. The Representative Board is authorized to approve such key management matters as appointment of management, business plans and annual budget. The Representative Board is also authorized to obtain from JFM’s management information relating to JFM’s operations and financial condition, and to order JFM’s management to take corrective actions with respect to any illegal or other inappropriate activities.

To ensure adequate third-party monitoring of JFM’s business activities, JFM has a Supervisory Committee (the “Committee”). The members of the Committee are appointed by the Representative Board, and are individuals knowledgeable in economics, finance, law and accounting as well as the affairs of local administrations and their finances. The Committee is authorized to monitor JFM’s annual budgets and business plans and to provide its opinions and recommendations to JFM’s management with respect to key matters on JFM’s business and operations. JFM’s management is required to report to the Representative Board, and to give due regard to, such opinions and recommendations of the Committee.

Operations

As a general rule, each local government in Japan is responsible for raising its own funds in capital markets or from private financial institutions, but it is also necessary to provide a safety net function so that local governments with weaker fiscal power do not experience difficulty in raising funds. Moreover, improvements to local governments’ social infrastructure require a long period of time to recoup the capital expenditures and to equalize the burden across generations, and thus it is often desirable to raise long-term funds. However, while the number of local governments endeavoring to raise funds in capital markets for longer terms of 20 or 30 years has been increasing, a ten-year or shorter term is still common.

JFM issues bonds, primarily with 10-year maturity, to raise funds in capital markets and thus ensure a stable supply of long-term (average of about 25 years) and low-interest funds to local governments, thereby fulfilling its duty of complementing individual local governments’ fundraising in capital markets.

JFM’s loan operations can be broadly divided into general loans and entrusted loans. General loans are loans to local governments. Entrusted loans are loans from funds entrusted to JFM by The Japan Finance Corporation, a governmental financial institution, which are used for on-lending to local governments for financing maintenance of public forests and improvements of pastures.

Organizational Structure

JFM is managed by the President and Chief Executive Officer, one Deputy President and up to three Senior Executive Directors. In addition, it has two Corporate Auditors. The President and Chief Executive Officer and the Corporate Auditors are appointed by the Representative Board. The Deputy President and the Senior Executive Directors are appointed by the President and Chief Executive Officer with the approval of the Representative Board. When the Representative Board or the President and Chief Executive Officer has appointed an officer, JFM is required to notify the officer’s name and address to the Minister for Internal Affairs and Communications.

The President and Chief Executive Officer has the authority to manage over all operations and holds the right of final decision and representation on all matters related to JFM. The Deputy President and Senior Executive Directors assist the President and Chief Executive Officer in the performance of his duties.

The Corporate Auditors are responsible for auditing the accounts of JFM, and may, at their discretion, submit reports to the Representative Board, the President and Chief Executive Officer and the Ministers of Internal Affairs and Communications.

The officers of JFM as of the date of this Exhibit are as follows:

President and Chief Executive Officer	Yuji Watanabe
Deputy President	Masamichi Fukunaga
Senior Executive Directors	Shinichiro Misono
Senior Executive Director (in charge of overall coordination, Corporate Planning and Administration Department and Loan Department)
Yoji Ninomiya
Senior Executive Director (in charge of Loan Administration and Research Department)
Takao Kodama
Senior Executive Director (part time)
Corporate Auditors	Shuichi Kadowaki
Nadamu Takata (part time)

JAPAN

Japan is a mountainous island country in the western Pacific, with a population of over 127 million. Japan has a parliamentary form of government. The Diet, which consists of a House of Representatives and a House of Councillors, holds the legislative power.

APPLICATION OF PROCEEDS

JFM will use the net proceeds from the sale of the Debt Securities for the repayment of previously-issued Japanese government-guaranteed debt securities (including those issued by the Predecessor).

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JFM has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the registration statement of which this prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

From time to time, JFM may authorize and issue Debt Securities in one or more series. The prospectus supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If JFM issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the prospectus supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

JFM and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable prospectus supplement, but JFM and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JFM and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JFM and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be unsecured. At the time of issuance they will rank at least equally in right of payment with all other indebtedness of JFM, except that the Japanese Civil Code grants certain preferential rights, such as preferential rights of employees to wages, to certain specified types of creditors.

Under the JFM Law, the holders of notes JFM issues, including the holders of Debt Securities, will have the benefit of a preferential right to be repaid prior to JFM’s other unsecured obligations (with the exception of obligations in respect of national and local taxes and certain other statutory exception).

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JFM, without making prior demand upon or seeking to enforce remedies against JFM.

JFM is permitted to issue Japanese government-guaranteed securities only for refinancing previously-issued Japanese government-guaranteed securities (including those issued by the Predecessor).

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JFM, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on the Debt Securities issued by JFM outside Japan on or before March 31, 2010 and payable outside Japan as well as to certain aspects of capital gains, inheritance and gift taxes. You should note that the following description of Japanese taxation is not exhaustive.

Tax Withholding Rules.  Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

•	If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with no permanent establishment within Japan;

—	A non-Japanese corporation with no permanent establishment within Japan; or

—	A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

—	If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Euroclear System, Clearstream Banking, société anonyme and The Depository Trust Company, or a certain financial intermediary prescribed by the Act on Special Measures Concerning Taxation of Japan and the relevant cabinet order thereunder (such Law, cabinet order and the related ministerial regulation are called the “Law”), the requirement to provide certain information prescribed by the Law (“Exemption Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

—	If the relevant Debt Securities are not held by a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a claim for exemption from withholding tax (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by JFM of income tax at the rate of 15% unless any lower rate or exemption is applicable under the relevant tax treaty between Japan and another country. Non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JFM are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” (as well as any of the required forms and documents) in advance through JFM to the relevant tax authority before payment of interest.

•	If the recipient of interest on any Debt Securities is:

—	A Japanese bank;

—	A Japanese insurance company;

—	A Japanese financial instruments business operators; or

—	Any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph 8 of the Act on Special Measures Concerning Taxation, (such institutions, together with Japanese banks, insurance companies and financial instruments business operators, are called “Designated Financial Institutions”)

and such recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be, no income tax will be imposed by way of withholding or otherwise. The recipient will, however, be subject to regular corporate tax with respect to such interest.

•	If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with a permanent establishment within Japan; or

—	A non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to withholding by JFM of income tax at the rate of a 15%, provided that the recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be. The amount of such interest will, however, be included in the recipient’s other Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

—	Japanese banks;

—	Japanese insurance companies;

—	Japanese financial instruments business operators;

—	other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph 6 of the Act on Special Measures Concerning Taxation (such institutions, together with Japanese banks, insurance companies and financial instruments business operators, are called “Specified Financial Institutions”); or

—	Japanese public corporations designated by the relevant law (“Public Corporations”),

and such recipient receives payment of interest through certain payment handling agents in Japan (“Japanese Payment Handling Agents”), such agents will withhold income tax at the rate of 15%. As JFM is not in a position to know in advance the recipient’s status, the recipient of interest falling under this category should inform JFM through the paying agent of its status in a timely manner. Failure to do so may result in double withholding. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

—	A Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

—	A Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Law, no income tax will be imposed by way of withholding or otherwise on such portion of interest as is prescribed by the relevant cabinet order as that which is corresponding to the period the Debt Securities were held by such recipient, but if the recipient is a Specified Financial Institution, the recipient will be subject to regular corporate tax with respect to such interest. However, since JFM is not in a position to know in advance the recipient’s such tax exemption status, the recipient of interest falling within this category should inform JFM through the paying agent of its status in a timely manner. Failure to so notify JFM may result in withholding by JFM of 15% income tax. Any amount of interest received by such recipient in excess of the non-taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15%. Any interest on Debt Securities received during the period such Debt Securities are held by a Japanese Payment Handling Agent will not be subject to the withholding by JFM of income tax at the rate of 15%. If the recipient of interest on Debt Securities is a resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) receives interest not through a Japanese Payment Handling Agent, income tax at the rate of 15% will be withheld by JFM.

Capital Gains, Inheritance and Gift Taxes.  Gains derived from the sale outside Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.

United States Taxation

This section describes the material United States federal income tax consequences of owning Debt Securities. It is the opinion of Sullivan & Cromwell LLP. It applies to you only if you acquire Debt Securities in the offering at the offering price and you hold your Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	A dealer in securities or currencies,

•	A trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	A bank,

•	A life insurance company,

•	A tax-exempt organization,

•	A person that owns Debt Securities that are a hedge or that are hedged against interest rate or currency risks,

•	A person that owns Debt Securities as art of a straddle or conversion transaction for tax purposes, or

•	A United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership holds the Debt Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Debt Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Debt Securities.

For special United States federal income tax and other considerations applicable to particular issues of Debt Securities (such as Debt Securities issued with original issue discount, with contingencies or denominated in a currency other than the United States dollar), you should read a further description of such considerations in the prospectus supplement relating thereto. You should note that the following description of United States taxation is not exhaustive.

Please consult your own tax advisor concerning the consequences of owning the Debt Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders.  You are a United States holder if you are a beneficial owner of a Debt Security and you are:

•	A citizen or resident of the United States,

•	A domestic corporation,

•	An estate whose income is subject to United States federal income tax regardless of its source, or

•	A trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You will be taxed on interest on your Debt Security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Interest paid by JFM on the Debt Securities constitutes income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Your tax basis in your Debt Security will generally be the cost of your Debt Security. You will generally recognize gain or loss on the sale or retirement of your Debt Security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Debt Security. You will recognize capital gain or loss when you sell or retire your Debt Security, except to the extent attributable to accrued but unpaid interest which will be taxed as interest as described above. Capital gain of a non-corporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Non-United States Holders.  Subject to the discussion of backup withholding below, interest on the Debt Securities is currently exempt from United States federal income tax if paid to:

•	An individual who is not a citizen or resident of the United States, whether or not such individual is engaged in trade or business in the United States; or

•	A corporation organized under the laws of a country other than the United States, whether or not such corporation is engaged in trade or business in the United States or an estate or trust that in either case is not subject to United States federal income tax on a net income basis in respect of a Debt Security, unless:

•	The corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code; or

•	The individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing or similar business within the United States, and certain other conditions exist.

A beneficial owner of a Debt Security will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Debt Security if the beneficial owner is:

•	A non-resident alien individual; or

•	A foreign corporation or an estate or trust that in either case is not subject to United States federal income tax on a net income basis in respect of a Debt Security,

unless:

•	Such gain is effectively connected with the conduct by the holder of a United States trade or business; or

•	In the case of an individual, the holder is present in the United States for 183 days or more during the taxable year in which such gain is realized and either the holder has a “tax home” in the United States or the gain is attributable to an office or other fixed place of business maintained by the holder in the United States.

The Debt Securities are not includible in the gross estate for purposes of the United States estate tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting.  Backup withholding and certain information reporting requirements may apply to payments of principal and any premium and interest on the Debt Securities made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with the Fiscal Agent or paying agent in the United States). If the conditions relating to place of payment are satisfied, non-resident alien individuals are generally exempt from backup withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a person who sells a Debt Security through a United States office of a broker. In addition, information reporting (but not backup withholding) will apply to a person that sells a Debt Security through any of the following persons or entities, unless the holder provides documentary evidence of non-U.S. status or otherwise establishes an exemption:

•	A non-United States office of a United States broker;

•	A non-United States office of a broker that is a controlled foreign corporation for United States tax purposes or that is a person 50% or more of whose income for a specified period is effectively connected with a United States trade or business; or

•	A foreign partnership, if at any time during its taxable year one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital, or if at any time during its taxable year such foreign partnership is engaged in a United States trade or business

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•	Default in any payment, when due, of principal (if due in installments) of or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days; or

•	Default in the performance of any other covenant contained in the Debt Securities of such series and the continuance of such default for a period of 90 days following written notice thereof to JFM by a holder.

The Fiscal Agency Agreement will not require JFM to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JFM and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

JFM will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities ( i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JFM will accept the jurisdiction of such court in such action. JFM will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JFM’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against JFM under federal securities laws or against Japan for any purpose, unless JFM or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JFM or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JFM or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

JFM may sell Debt Securities directly, to or through underwriters or through agents. Each prospectus supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JFM from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

JFM may, directly or through agents it designates, sell Debt Securities from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JFM to such agent. Unless such prospectus supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

In compliance with guidelines of the Financial Industry Regulatory Authority, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

If the applicable prospectus supplement so indicates, JFM will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JFM at the public offering price set forth in such prospectus supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable prospectus supplement. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

The applicable prospectus supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with JFM to indemnification by JFM against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JFM in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for JFM, for the purpose of the United States Securities Act of 1933, as amended, is Donald J. Puglisi, whose address is: Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. The authorized agent for Japan is Osamu Nakamura, whose address is: Ministry of Finance, Government of Japan, New York Representative Office, 140 Broadway, 18th Floor, New York, New York 10005.

VALIDITY OF SECURITIES

Nagashima Ohno & Tsunematsu, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JFM and Japan. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell LLP may rely as to all matters of Japanese law and procedure on the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.

FURTHER INFORMATION

The registration statement of which this prospectus is a part, any post-effective amendment to such registration statement, and the prospectus supplement or supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The President and Chief Executive Officer of JFM, in his official capacity as such President and Chief Executive Officer, thereunto duly authorized, has supplied the information set forth in this prospectus under the caption “Japan Finance Organization for Municipalities” and the information incorporated in this prospectus by reference relating to JFM, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this prospectus under the caption “Japan” and the information incorporated in this prospectus by reference relating to Japan, and such information is stated on his authority.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

(The information in this Part II relates to the registrant Japan Finance Organization for Municipalities except with respect to certain exhibits which are filed on behalf of both registrants.)

An itemized statement of the estimated amounts of expenses, other than underwriting discounts and commissions, payable by JFM in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JFM’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The registrants undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in Annual Reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrants’ respective Annual Reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINION

The registrants hereby agree to furnish copies of the opinions of Nagashima Ohno & Tsunematsu, Japanese counsel to JFM and Japan, as required, in amendments to JFM’s Annual Report on Form 18-K incorporated by reference in, or in post-effective amendments to, this Registration Statement.

CONTENTS

This Registration Statement consists of:

(1) Facing sheet.

(2) Part I consisting of the prospectus.

(3) Part II consisting of pages numbered II-1 through II-4.

(4) The following Exhibits:

A. Form of Underwriting Agreement.

B. Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

C. Consent of Yuji Watanabe, President and Chief Executive Officer of Japan Finance Organization for Municipalities (included on page II-3).

D. Consent of Hirohisa Fujii, Minister of Finance of Japan (included on page II-4).

E. Consent and address of Sullivan & Cromwell LLP.

F. Consent and address of Nagashima Ohno & Tsunematsu.

G. Powers of Attorney:

a. Power of Attorney of Japan Finance Organization for Municipalities.

b. Power of Attorney (included on page II-3).

H. Laws relating to authorization of Debt Securities and the Guarantee thereof by Japan (English translations) and certificate thereto.

I. Articles of Incorporation of Japan Finance Organization for Municipalities, as amended (English translation).

J. Statement of Business Procedures of Japan Finance Organization for Municipalities, (adopted as of August 27, 2008), as amended (English translation).

SIGNATURES

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan Finance Organization for Municipalities has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 27th day of October, 2009.

JAPAN FINANCE ORGANIZATION
FOR MUNICIPALITIES

By:	/s/ Yuji Watanabe
Yuji Watanabe*
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yuji Watanabe as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yuji Watanabe Yuji Watanabe	President and Chief Executive Officer (Principal Executive Officer)	October 27, 2009

/s/ Masamichi Fukunaga Masamichi Fukunaga	Deputy President	October 27, 2009

/s/ Shinichiro Misono Shinichiro Misono	Senior Executive Director (Principal Financial and Accounting Officer)	October 27, 2009

/s/ Yoji Ninomiya Yoji Ninomiya	Senior Executive Director	October 27, 2009

Takao Kodama	Senior Executive Director	October 27, 2009

/s/ Donald J. Puglisi Donald J. Puglisi	Duly Authorized Representative in the United States of Japan Finance Organization for Municipalities	October 27, 2009

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

SIGNATURES

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 27th day of October, 2009.

JAPAN

By	Hirohisa Fujii*
Minister of Finance

By	/s/ Osamu Nakamura
    Osamu Nakamura, pursuant to delegated authority
Ministry of Finance, Government of Japan

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Registration Statement on the 27th day of October, 2009.

/s/  Osamu Nakamura
Osamu Nakamura

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBITS

A.	Form of Underwriting Agreement.
B.	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).
C.	Consent of Yuji Watanabe, President and Chief Executive Officer of Japan Finance Organization for Municipalities (included on page II-3).
D.	Consent of Hirohisa Fujii, Minister of Finance of Japan (included on page II-4).
E.	Consent and address of Sullivan & Cromwell LLP.
F.	Consent and address of Nagashima Ohno & Tsunematsu.
G.	Powers of Attorney:
a. Power of Attorney of Japan Finance Organization for Municipalities.
b. Power of Attorney (included on page II-3).
H.	Laws relating to authorization of Debt Securities and the Guarantee thereof by Japan (English translations) and certificate thereto.
I.	Articles of Incorporation of Japan Finance Organization for Municipalities, as amended (English translation).
J.	Statement of Business Procedures of Japan Finance Organization for Municipalities, (adopted as of August 27, 2008), as amended (English translation).